Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

March 26, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Supplementary Report - Hearing on Planned Change in Marketing of the “Reverse Bundle”

Tel Aviv, Israel – March 26, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (the “Company”) provided an update today concerning the Company’s Immediate Report dated July 25, 2019 and the description in Section 1.7.2.2 of the Chapter on the Description of the Company's Business in the Company’s 2019 Annual Report concerning the marketing of the shared package of services of Internet infrastructure together with an ISP (the “Reverse Bundle”),

On March 25, 2020, the Company received a letter from the Director General of the Israeli Ministry of Communications, including a temporary decision concerning changing the marketing arrangements for the Reverse Bundle.

In accordance with the decision, inter alia, the requirement to split the Reverse Bundle after a year has been cancelled, and the Company can contact customers at any time to renew the Reverse Bundle. The Company will have to offer its customers services from all suppliers (including major suppliers that it had intended to exclude, as discussed at the hearing) as part of the Reverse Bundle.

It was noted in the letter that the decision was given during the period of the outbreak of the coronavirus in Israel, and, accordingly, the validity of the decision is limited to three months.

The Company is studying the decision. At the same time, the Company is of the opinion that the decision is not expected to have a material impact on its operations during the temporary period (three months, as stated).

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.